Exhibit 99.1

CONSENT OF KPMG LLP

We refer to the formal valuation and fairness opinion dated October 31, 2024 (the “Formal Valuation”), which we prepared for the Governance, Nominating and Compensation Committee of the Board of Directors of Brookfield Asset Management Ltd. (“BAM”), that is summarized and referred to in the material change report of Brookfield Corporation dated November 1, 2024 (the “Material Change Report”) in connection with the formal valuation of class A limited voting shares of BAM and common shares of Brookfield Asset Management ULC as at October 31, 2024.

We hereby consent to the incorporation by reference of any references to the Formal Valuation and any summary or other disclosures in respect thereof contained in the Material Change Report into the registration statements of Brookfield Corporation, Brookfield Finance II Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-279601, 333-279601-01 and 333-279601-02) and Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance I (UK) PLC and Brookfield Finance (Australia) Pty Ltd on Form F-3 (File Nos. 333-279602, 333-279602-01, 333-279602-02 and 333-279602-03) (collectively, the “Registration Statements”). The Formal Valuation remains subject to the assumptions, limitations and qualifications set forth therein, reflects our views as of the date of the Formal Valuation and is not to be reproduced, disseminated, quoted from or referred to (in whole or in part), except in accordance with our prior written consent.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “U.S. Securities Act”), or the rules and regulations promulgated thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statements within the meaning of the term “experts” as used in the U.S. Securities Act or the rules and regulations promulgated thereunder.

/s/ KPMG LLP
KPMG LLP
Toronto, Ontario
December 9, 2024